PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 18, 1997)
                                 965,518 SHARES
                        BURNHAM PACIFIC PROPERTIES, INC.
                                  COMMON STOCK
                               -----------------

    Burnham Pacific Properties, Inc. (the "Company") is a fully-integrated real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. As of February 28, 1998, the Company owned interests in 60 retail properties containing 8.0 million square feet of Company-owned gross leasable area and in two retail projects in various stages of development. The Company acquired 23 of its retail properties on or after December 31, 1997. The Company also owns four office and industrial properties which it considers non-strategic and which it may sell as suitable opportunities arise. The Company has elected to qualify as a real estate investment trust ("REIT") for federal income tax purposes.

    All of the shares of common stock, par value $.01 per share, of the Company (the "Common Stock") being offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol "BPP." On March 25, 1998, the reported last sale price of the Common Stock on the New York Stock Exchange was $14.50 per share.
                              -------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
        OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

    EVEREN Securities, Inc. (the "Underwriter") has agreed to purchase 965,518 shares of Common Stock from the Company at a price of $13.775 per share, resulting in aggregate proceeds to the Company of $13,300,010 before payment of expenses by the Company estimated at $90,000, subject to the terms and conditions of an Underwriting Agreement. The Underwriter intends to sell the shares of Common Stock to the sponsor of a newly-formed unit investment trust (the "Trust") at an aggregate purchase price of $13,538,010, resulting in an aggregate underwriting discount of $238,000. See "Underwriting." Such sponsor intends to deposit the shares of Common Stock into the Trust in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock as of the evaluation time for units of the Trust on March 25, 1998 was $14.50 per share of Common Stock.
                              -------------------

    The shares of Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriter, and subject to approval of certain legal matters by Gibson, Dunn & Crutcher LLP, counsel for the Underwriter. It is expected that delivery of the shares of Common Stock will be made on or about March 30, 1998, at the offices of EVEREN Securities, Inc., Chicago, Illinois, against payment therefor in immediately available funds.
                              -------------------

                            EVEREN SECURITIES, INC.

            The date of this Prospectus Supplement is March 25, 1998

    No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated herein by reference in this Prospectus Supplement or in the accompanying Prospectus in connection with the offer made by this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the Common Stock offered hereby, nor do they constitute an offer to sell or a solicitation of any offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale or offer made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT
The Company...............................................................   S-1
Use of Proceeds...........................................................   S-2
Federal Income Tax Considerations.........................................   S-2
Underwriting..............................................................   S-8
Experts...................................................................   S-8
Legal Matters.............................................................   S-9
Incorporation of Certain Documents by Reference...........................   S-9

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Ratio of Earnings to Fixed Charges........................................     3
Use of Proceeds...........................................................     3
Risk Factors..............................................................     4
Description of Debt Securities............................................    10
Description of Capital Stock..............................................    25
Description of Depositary Shares Representing Preferred Stock.............    35
Description of Warrants or Rights.........................................    38
Description of Units of Securities........................................    39
Federal Income Tax Considerations.........................................    39
Plan of Distribution......................................................    41
Legal Matters.............................................................    42
Experts...................................................................    42

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                      (i)

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. AS USED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE TERM "COMPANY" INCLUDES BURNHAM PACIFIC PROPERTIES, INC., A MARYLAND CORPORATION, AND ITS SUBSIDIARIES AND AFFILIATED PARTNERSHIPS ON A CONSOLIDATED BASIS, OR, AS THE CONTEXT MAY REQUIRE, BURNHAM PACIFIC PROPERTIES, INC. ONLY, AND, AS THE CONTEXT MAY REQUIRE, ITS PREDECESSORS.

    STATEMENTS MADE OR INCORPORATED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "INTENDS," "PLANS," "FUTURE" AND WORDS OF SIMILAR IMPORT WHICH EXPRESS MANAGEMENT'S BELIEF, EXPECTATIONS OR INTENTIONS REGARDING THE COMPANY'S FUTURE PERFORMANCE OR FUTURE EVENTS OR TRENDS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, INCLUDING THOSE FACTORS IDENTIFIED UNDER "RISK FACTORS" IN THE ACCOMPANYING PROSPECTUS, WHICH MAY CAUSE THE COMPANY'S ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM ANTICIPATED FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN ADDITION, THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                  THE COMPANY

    Burnham Pacific Properties, Inc. is a fully-integrated real estate operating company which acquires, rehabilitates, develops and manages retail properties on the West Coast. The Company began operations through a predecessor in 1963, became a real estate investment trust ("REIT") in 1987 and today is one of the largest public owners and operators of non-mall retail properties on the West Coast. The Company's properties are predominantly anchored community shopping centers located at in-fill locations in major metropolitan market areas. As of February 28, 1998, the Company owned interests in 60 retail properties comprising approximately 8.0 million square feet of Company-owned gross leasable area ("GLA") and in two retail projects currently under development. The Company also owns four office and industrial properties which it considers non-strategic and which it may sell as suitable opportunities arise.

    Since the appointment of a new management team in October 1995, the Company has undergone a significant repositioning and substantial growth. As part of its repositioning, which was largely accomplished in 1996, the Company increased its financial flexibility, added personnel and in-house capabilities and enhanced its property focus and the geographic diversity of its portfolio. The Company's senior management team averages 25 years of experience in the retail real estate business. The Company employs 72 individuals in four regional and three property management offices in California, Oregon and Washington.

    During 1997, the Company acquired 42 properties comprising 5.6 million square feet of Company-owned GLA for approximately $598.1 million and completed one development project comprising 183,413 square feet of Company-owned GLA and one major rehabilitation project. In 1997, the Company also expanded its market presence with its entry into the Pacific Northwest, and continued to expand its management team and in-house capabilities with the addition of two senior management team members and augmentation of its asset management, leasing and finance operations.

    The Company believes its West Coast markets share the following favorable characteristics: strong growth in key economic variables (such as population, employment and income); constrained supply due to regulation and limited availability of development sites; and a consolidation opportunity occasioned by the fragmented ownership of non-mall retail properties.

    In 1997, the Company formed and transferred substantially all of its assets to Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership") to provide sellers the opportunity to contribute properties to the Company (through the Operating Partnership) on a tax-deferred basis in exchange for limited partnership units of the Operating Partnership. The Company believes that its ability to offer tax-deferred transactions to sellers through this "UPREIT" structure will enhance its attractiveness to local owners and developers. The Company formed the Operating Partnership under the Delaware Revised Uniform Limited Partnership Act in November 1997 and, by year-end, the Company had transferred to the Operating Partnership legal or beneficial ownership of substantially all of the real property and related personal property owned by the Company and its subsidiaries, and of the beneficial interest owned by the Company and its subsidiaries in any partnership or limited liability company that owns a direct or indirect interest in real property and related personal property. The Company intends that the Operating Partnership will be the vehicle through which the Company will own its current assets, will make its future acquisitions and generally conduct its business. The Company has already taken advantage of the structure through its use of Operating Partnership units as currency in its recent acquisitions of a portfolio of 20 shopping centers located in California and a promotional center located in Simi Valley, California.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $13,210,010. In exchange for additional units, the Company will contribute the net proceeds to the Operating Partnership, which will use such net proceeds to reduce outstanding borrowings under the Credit Facility. The Credit Facility currently bears a weighted-average interest rate of 7.07% and matures in November 1998, with an option for an extension of such maturity for one year. As of March 18, 1998, approximately $190.9 million was outstanding under the Credit Facility. The indebtedness under the Credit Facility incurred within the last year was used for general working capital purposes and for the acquisitions of properties made in the ordinary course of the Company's business.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following description of certain federal income tax considerations supplements the description in the accompanying Prospectus to discuss the federal income taxation of the Company generally, to reflect certain changes in the Internal Revenue Code of 1986, as amended (the "Code"), effected by the Taxpayer Relief Act of 1997 (the "1997 Tax Act") enacted subsequently to the date of the Prospectus, and to discuss the federal income tax effect on the Company of holding assets through the Operating Partnership.

    The following discussion is based on current law (which is subject to change, possibly on a retroactive basis), is for general information only, and is not tax advice. The tax treatment of a holder of Common Stock will vary depending upon such holder's particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws, including, without limitation, life insurance companies, certain financial institutions, dealers in securities or currencies, stockholders holding Common Stock as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes, tax-exempt organizations, foreign corporations, foreign partnerships and persons who are not citizens or residents of the United States (as determined for federal income tax purposes). In addition, the summary below does not consider the effects of any foreign, state, local or other tax laws that may be applicable to prospective stockholders.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL

ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

    GENERAL. The Company has elected to qualify as a REIT under the Code. In the opinion of Goodwin, Procter & Hoar LLP, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, and its manner of operations has met and will continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon representations made by the Company as to factual matters and the continuation of such factual matters. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Moreover, such qualification and taxation as a REIT in any tax year depends upon the Company's ability to meet in its actual results for the tax year the various source of income, ownership of assets, distribution and diversity of ownership requirements of the Code for qualification as a REIT, which results will not be reviewed by Goodwin, Procter & Hoar LLP. Accordingly, no assurance can be given that the actual results of the Company for any particular tax year will in fact satisfy the requirements for qualification as a REIT. Likewise, although the Company believes that it has operated in a manner which satisfies the REIT qualification requirements under the Code since it commenced operations in 1987, no assurance can be given that the Company's qualification as a REIT will not be challenged by the IRS for taxable years still subject to audit.

    The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirely by such reference.

    Under the Code, if certain requirements discussed generally below are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. However, the Company may be subject to federal income tax under certain circumstances, including taxes at regular corporate rates on any undistributed REIT taxable income or net capital gains, the alternative minimum tax on its items of tax preference, and taxes imposed at a 100% rate on gain generated by certain sales of property deemed to have been held for sale to customers in the ordinary course of business. As discussed below, however, for taxable years beginning after December 31, 1997, stockholders may be credited for all or a portion of the taxes paid by the Company on its retained net capital gains.

    FAILURE TO QUALIFY. If the Company fails to qualify during any taxable year as a REIT, unless the failure is a result of not satisfying the 75% or 95% gross income requirements discussed below and certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which would have a material adverse effect upon its stockholders. In addition, unless certain other relief provisions apply, the Company would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and if it reelected REIT status it could be subject to tax at regular corporate rates on gains from the subsequent sale of its properties. It is not possible to state whether in all circumstances the Company would be entitled to any such relief. Even if relief from a failure to satisfy one of the gross income tests is available, the Company would be required to pay a 100% tax based upon the greater of the amount by which the Company failed the 75% or 95% gross income test, less certain adjustments. See "Risk Factors -- Consequences of Failure to Quality as a REIT" in the accompanying Prospectus.

    REQUIREMENTS FOR QUALIFICATION. The Code generally defines a REIT to include a corporation, the beneficial ownership of which is evidenced by transferable shares held by 100 or more persons, provided that no more than 50% in value of the outstanding stock of the corporation is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during a specified portion of each taxable year (the "5/50 Rule") and that it meets certain other tests, described below, regarding the nature of its income and assets and its distributions. For taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as satisfying the 5/50 Rule if it complies with certain demand letter and recordkeeping requirements and if it does not know, and exercising reasonable diligence would not have known, whether it failed to satisfy the 5/50 Rule.

    OWNERSHIP OF A PARTNERSHIP INTEREST. In applying the income and asset tests described below, the Company generally will be deemed to own its proportionate share of the assets of the Operating Partnership (and of any other partnership or limited liability company in which the Operating Partnership owns a direct or indirect interest) based on the Company's relative capital interest in the Operating Partnership (or indirect capital interest in such other entity). In addition, the character of the assets and gross income of partnership retain the same character in the hands of the Company for purposes satisfying the gross income tests and asset tests described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership and in the partnerships and limited liability companies in which the Operating Partnership holds an interest will be treated as assets, liabilities and items of the Company for purposes of applying the income and asset tests described below.

    INCOME TESTS. In order to maintain qualification as a REIT, there are two gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from sales of property, other than certain foreclosure property, held primarily for sale in the ordinary course of business ("prohibited transactions")) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" as defined in the Code and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. In addition, prior to 1998, short-term gain from the sale or other disposition of stock or securities, gains from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year. The term "rents from real property" excludes (i) rents received from certain persons related to the Company, (ii) rents attributable to personal property leased in connection with a lease of real property if more than 15% of the total rent under the lease for the year is attributable to personal property, and (iii) rents received with respect to property if the Company operates or manages the property or furnishes or renders certain services to tenants of the property (other than through an independent contractor from whom the Company derives no revenue) that are not "usually or customarily rendered" in connection with the rental of space for occupancy only or are considered "rendered to the occupant" ("disqualified services"), other than certain minimal services. While the Company provides services with respect to its properties, it believes that it does not provide disqualified services.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets and certain temporary investments of new capital raised by the Company. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. However, a corporation which is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the corporation are treated as assets, liabilities, and items of the REIT. A "qualified REIT subsidiary" means any corporation if

100 percent of the stock of the corporation is held by the REIT. For taxable years that began prior to January 1, 1998, the stock of such corporation must have been held by the REIT at all times during the period such corporation was in existence.

    ANNUAL DISTRIBUTION REQUIREMENT. The Company, in order to qualify as a REIT, generally is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain). Distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, or it does not distribute income attributable to certain non-cash income items, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods (less certain adjustments), the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

    The Company's REIT taxable income generally will be determined with reference to its allocable share of the income of the Operating Partnership. In the case of a property contributed to the Operating Partnership in exchange for Partnership Units, the adjusted basis of the property in the hands of the Operating Partnership immediately after the contribution generally is the same as the adjusted basis of the property immediately before the contribution in the hands of the person contributing the property, which basis is lower than the fair market value of the property at that time (the difference between such basis and value being referred to as a "book-tax difference"). The Operating Partnership's depreciation deductions are determined with reference to such lower basis, and any gain from the sale of the property is determined with reference to such lower basis as subsequently adjusted by depreciation and capital expenditures. While certain provisions of the Code are designed to allocate the income attributable to a book-tax difference to the partner contributing the property, the effect of the carryover of a property's tax basis to the Operating Partnership could be to cause the Company to be allocated lower depreciation or other deductions, or more gain, than if the property were purchased for cash, which could cause the Company to recognize REIT taxable income in excess of its economic or "book" income and in excess of cash receipts, which could adversely affect the Company's ability to satisfy the annual distribution requirement.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    GENERAL. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as a capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends-received deduction generally available to corporations. Earnings and profits of the Company generally will be allocated first to distributions with respect to preferred stock (including the Series A Preferred Stock), and thereafter to distributions with respect to Common Stock. As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (v) is not an entity that has a special status under the Code (such as a tax-exempt organization or dealer in securities). Subject to the discussion below regarding the changes to the capital gains tax rates, distributions that are designated as capital gains dividends will be taxed as capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her Common Stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

    The Company may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the stockholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed long-term capital gains for the taxable year as the Company may designate. A stockholder would be deemed to have paid his share of the tax paid by the Company on such undistributed capital gains, which would be credited or refunded to the stockholder. The stockholder's basis in his Common Stock would be increased by the amount of undistributed long-term capital gains included in the stockholder's long-term capital gains, less such stockholder's share of the capital gains tax paid by the Company. As discussed below, stockholders should note that the IRS has issued Notice 97-64 which provides interim guidance on the proper treatment of capital gains dividends and undistributed capital gains for individuals, estates and certain trusts.

    The 1997 Tax Act alters the taxation of capital gain income. Under the 1997 Tax Act, individuals (as well as estates and certain trusts) who hold capital assets for more than 18 months may be taxed at maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Gains from capital assets held for more than 12 months but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28%. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates and special rules for "qualified 5-year gain," and makes other changes to prior law. IRS Notice 97-64 provides that, until further notice, to the extent that the Company has net capital gain for a taxable year, dividends paid during the year (or that are deemed to be paid for taxable years beginning after December 31, 1997) may be designated by it as a 20% rate gain distribution, an unrecaptured section 1250 gain distribution, or a 28% rate gain distribution, based on the net amount of each class of capital gain recognized by the Company. Unless specifically designated otherwise by the Company, a distribution designated as a capital gain dividend will be taxable as 28% rate gain distribution. If any capital gain dividend is received on or after May 7, 1997, but is treated as being paid during a taxable year that ends on or before that date, the dividend will be taxable as a 28% rate gain distribution. This interim guidance may be changed in the future. As a result, prospective investors are urged to consult their own tax advisors with respect to the proper treatment of capital gain dividends and undistributed capital gains.

    Distributions, other than capital gain dividends, in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Common Stock, the distribution will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than 12 months (or, in the case of individuals, estates and certain trusts, mid-term capital gain or loss if the shares have been held for more than 12 months but not more than 18 months and long-term capital gain or loss if the shares have been held for more than 18 months) and otherwise as short-term capital gain or loss.

    Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types

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of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the distribution of Common Stock (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the stockholder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Company will notify stockholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

    BACKUP WITHHOLDING AND REPORTING. The Company will report to its stockholders and the IRS the amount of dividends paid during the year, the amount of tax withheld therefrom, if any, and certain other information. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exemptions and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company may nonetheless institute backup withholding if it is advised to do so by the IRS. A stockholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

                                      S-7
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                                  UNDERWRITING

    Pursuant to the terms and subject to the conditions of the Underwriting Agreement (the "Underwriting Agreement") between the Company and EVEREN Securities, Inc. (the "Underwriter"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, 965,518 shares of Common Stock.

    The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P., which intends to deposit such shares, together with shares of common stock of other entities also acquired from the Underwriter, into a newly-formed unit investment trust (the "Trust") registered under the Investment Company Act of 1940, as amended, in exchange for units in the Trust. The Underwriter is not an affiliate of Nike Securities L.P. or the Trust. The Underwriter intends to sell the shares of Common Stock to Nike Securities L.P. at an aggregate purchase price of $13,538,010. It is anticipated that the Underwriter will also participate as sole underwriter in the distribution of units of the Trust and will receive compensation therefor.

    Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

    Until the distribution of the shares of Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriter to bid for and purchase shares of Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. It is not currently anticipated that the Underwriter will engage in any such transactions in connection with this offering.

    If the Underwriter creates a short position in the Common Stock in connection with this offering, i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing shares in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In the ordinary course of business, the Underwriter and its affiliates have engaged, and may in the future engage, in investment banking transactions with the Company. The Underwriter is also acting as an underwriter of the Common Stock in a registered offering of 7,475,000 shares of Common Stock (the "Public Offering") at a price of $14.125 per share. The Public Offering is expected to close on March 30, 1998. The offering made hereby and the Public Offering are not conditioned upon each other.

                                    EXPERTS

    The Company's consolidated financial statements and the related financial statement schedule incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Company's annual report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in its reports thereon. Such reports are incorporated herein and in the accompanying Prospectus by reference and have been so incorporated by reference herein and therein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                      S-8
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                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby, as well as certain legal matters relating to the Company, will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to the offering will be passed upon for the Underwriter by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP, Los Angeles will rely on the opinion of Goodwin, Procter & Hoar LLP as to certain matters of Maryland law.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    In addition to the documents and information incorporated by reference or deemed to be incorporated by reference in the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 20, 1998 and the Company's Current Report on Form 8-K filed with the Commission on January 14, 1998 pursuant to the Exchange Act are hereby incorporated in this Prospectus Supplement by reference. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus Supplement and prior to the termination of the offering of the securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus Supplement and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document that is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus Supplement or the accompanying Prospectus, except as so modified or superseded.

    The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Daniel B. Platt, Chief Financial Officer, Burnham Pacific Properties, Inc., 610 West Ash Street, Suite 1600, San Diego, California 92101, telephone (619) 652-4700.

                                      S-9
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                                BURNHAM PACIFIC